

February 9, 2023

J. Lindsey Alley
Chief Financial Officer
Houlihan Lokey, Inc.
10250 Constellation Blvd.
5th Floor
Los Angeles, California 90067

> **Re: Houlihan Lokey, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 27, 2022**
> **File No. 001-37537**

Dear J. Lindsey Alley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segments, page 31

1. We note your disclosure that revenues in your Corporate Finance and Financial Restructuring segments were impacted by increases in the average transaction fees. In future filings, please revise to provide more quantitative and qualitative details discussing how changes in your average transaction fees and, for Financial and Valuation Advisory, your average fee per fee event, impacted your results of operations, as well as any other known trends. For example, disclosures should quantify the average fees and could further specifically address what drove average fee rates higher or lower, any impact related to individual transaction sizes and related trends, trends related to developments within a particular industry or service line, and other drivers.

Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 53

2.   We note that you have previously disclosed your adoption of ASU 2017-04. Please tell us how your goodwill impairment policy, as currently disclosed in both your 10-K and subsequent 10-Q filings, complies with ASC 350-20-35-2 and your adoption of ASU 2017-04. In addition, revise your disclosures in future filings to clarify accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit, Staff Accountant at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance